Exhibit 99.1

Aurora Mobile Limited Announces Fourth Quarter and Fiscal Year 2024

Unaudited Financial Results

SHENZHEN, CHINA, March 13, 2025 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “Aurora Mobile remains committed to our "AI First" strategy and views AI as the most critical business driver for the future.

•	We are not only deeply integrating AI into the workflows of various departments but also using it as a KPI in the Balanced Scorecard (BSC) assessments for both the company and each employee. This ensures that technology implementation is closely aligned with performance results.

•	Our core products are fully integrated with advanced AI capabilities that enable various applications such as email editing, push notification copywriting, and data analytics. These AI-driven enhancements enable our customers to drive business innovations and improve operational efficiency.

•	Over the past two years, we have continuously invested in the development of GPTBots.ai, an enterprise-level AI agent platform. By seamlessly embedding native AI agent technology into workflows, we are helping companies accelerate their transformation to an "AI First" strategy. Over the past few quarters, we have seen rapid growth in subscription revenue for GPTBots.ai.

The new era of industrial revolution is just beginning. The enterprise application of AI is still in its early stage, and we remain committed to increasing our investments in enterprise AI. We believe that our vast enterprise customer base, diverse business scenarios, and rich data resources will be invaluable assets in this AI era.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “We have had an incredible Q4 to close out the perfect financial year 2024. In this quarter, we achieved the following key milestones:

1. Group’s Q4 revenue recorded a tremendous growth of 20% compared with Q4’2023; fueled by growth in all business lines.

2. Core Developer Subscription Services revenue recorded quarter-over-quarter and year-over-year growth, achieving the highest quarterly revenue in history of RMB54.7 million.

3. Our EngageLab business continues its great growth momentum with a whopping 200% quarterly revenue growth year-over-year and RMB10 million increase in new signed contract value between the quarters.

4. Positive adjusted EBITDA for full year 2024; while recording the 6th consecutive quarter of positive adjusted EBITDA.

5. Brought in net operating cash inflow of RMB19.5 million in Q4’2024.

Net Dollar Retention Rate stood at 95% for our core Developer Subscription business for the trailing 12 months period ended December 31, 2024”

Fourth Quarter 2024 Financial Highlights

•	Revenues were RMB93.2 million (US$12.8 million), an increase of 20% year-over-year.

•	Cost of revenues was RMB36.5 million (US$5.0 million), an increase of 51% year-over-year.

•	Gross profit was RMB56.7 million (US$7.8 million), an increase of 6% year-over-year.

•	Total operating expenses were RMB60.3 million (US$8.3 million), a decrease of 1% year-over-year.

•	Net loss was RMB0.7 million (US$96 thousand), compared with a net loss of RMB16.7 million for the same quarter last year.

•	Net loss attributable to Aurora Mobile Limited’s shareholders was RMB1.1 million (US$0.1 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB17.2 million for the same quarter last year.

•	Adjusted net income (non-GAAP) was RMB0.1 million (US$13 thousand), compared with a RMB0.6 million adjusted net loss for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was at positive RMB1.3 million (US$0.2 million), compared with a positive RMB0.1 million for the same quarter last year.

Fourth Quarter 2024 Financial Results

Revenues were RMB93.2 million (US$12.8 million), an increase of 20% from RMB77.4 million in the same quarter of last year, attributable to a 28% increase in revenue from Developer Services and a 1% increase in revenue from Vertical Applications. The increase was a result of both the growth of demand and the increase in the number of customers.

Cost of revenues was RMB36.5 million (US$5.0 million), an increase of 51% from RMB24.1 million in the same quarter of last year. The increase was mainly due to a RMB8.1 million increase in media cost and a RMB2.9 million increase in technical service cost.

Gross profit was RMB56.7 million (US$7.8 million), an increase of 6% from RMB53.3 million in the same quarter of last year.

Total operating expenses were RMB60.3 million (US$8.3 million), a decrease of 1% from RMB61.2 million in the same quarter of last year.

•	Research and development expenses were RMB24.3 million (US$3.3 million), a decrease of 10% from RMB27.1 million in the same quarter of last year, mainly due to a RMB2.8 million decrease in personnel costs.

•	Sales and marketing expenses were RMB24.6 million (US$3.4 million), an increase of 11% from RMB22.1 million in the same quarter of last year, mainly due to a RMB2.2 million increase in personnel costs.

•	General and administrative expenses were RMB11.4 million (US$1.6 million), a decrease of 6% from RMB12.1 million in the same quarter of last year, mainly due to a RMB1.1 million decrease in personnel costs.

Loss from operations was RMB0.2 million (US$31 thousand), compared with RMB7.7 million in the same quarter of last year.

Net Loss was RMB0.7 million (US$96 thousand), compared with RMB16.7 million in the same quarter of last year.

Adjusted net income (non-GAAP) was RMB0.1 million (US$13 thousand), compared with a RMB0.6 million adjusted net loss in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was at positive RMB1.3 million (US$0.2 million) compared with a positive RMB0.1 million for the same quarter of last year.

The cash and cash equivalents and restricted cash were RMB119.5 million (US$16.4 million) as of December 31, 2024 compared with RMB115.0 million as of December 31, 2023.

Fiscal year 2024 Financial Highlights

•	Revenues were RMB316.2 million (US$43.3 million), an increase of 9% year-over-year.

•	Cost of revenues was RMB107.1 million (US$14.7 million), an increase of 18% year-over-year.

•	Gross profit was RMB209.0 million (US$28.6 million), an increase of 5% year-over-year.

•	Total operating expenses were RMB225.2 million (US$30.8 million), a decrease of 10% year-over-year.

•	Net loss was RMB6.8 million (US$0.9 million), compared with a net loss of RMB62.7 million in 2023.

•	Net loss attributable to Aurora Mobile Limited’s shareholders was RMB7.0 million (US$1.0 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB62.1 million in 2023.

•	Adjusted net loss (non-GAAP) was RMB2.5 million (US$0.3 million), compared with a RMB18.9 million adjusted net loss in 2023.

•	Adjusted EBITDA (non-GAAP) was at positive RMB3.7 million (US$0.5 million), compared with a negative RMB7.4 million in 2023.

Fiscal year 2024 Financial Results

Revenues were RMB316.2 million (US$43.3 million), an increase of 9% from RMB290.2 million in 2023, attributable to a 12% increase in revenue from Developer Services and a 1% increase in revenue from Vertical Applications. The increase was a result of both the growth of demand and the increase in the number of customers.

Cost of revenues was RMB107.1 million (US$14.7 million), an increase of 18% from RMB90.9 million in 2023. The increase was mainly due to a RMB3.4 million increase in short message cost, a RMB7.7 million increase in technical service cost, a RMB1.3 million increase in media cost, and a RMB1.7 million increase in cloud cost.

Gross profit was RMB209.0 million (US$28.6 million), an increase of 5% from RMB199.3 million in 2023.

Total operating expenses were RMB225.2 million (US$30.8 million), a decrease of 10% from RMB250.2 million in last year.

•	Research and development expenses were RMB94.8 million (US$13.0 million), a decrease of 22% from RMB121.8 million in last year, mainly due to a RMB15.5 million decrease in personnel costs, a RMB8.5 million decrease in bandwidth cost, a RMB3.9 million decrease in technical service expense, and a RMB4.9 million decrease in depreciation expense. The impact is partially offset by a RMB7.1 million increase in cloud cost.

•	Sales and marketing expenses were RMB84.9 million (US$11.6 million), an increase of 3% from RMB82.7 million in last year, mainly due to a RMB1.3 million increase in personnel costs, and a RMB1.7 million increase in travel and entertainment expenses. The impact is partially offset by a RMB0.4 million decrease in depreciation expense.

•	General and administrative expenses were RMB45.4 million (US$6.2 million), a decrease of 0.4% from RMB45.7 million in last year, mainly due to a RMB7.3 million decrease in personnel costs, a RMB1.1 million decrease in amortization expense. The impact is partially offset by a one-time RMB7.6 million gain on disposal of property and equipment in 2023.

Loss from operations was RMB9.9 million (US$1.4 million), compared with RMB40.5 million in 2023.

Net Loss was RMB6.8 million (US$0.9 million), compared with RMB62.7 million in 2023.

Adjusted net loss (non-GAAP) was RMB2.5 million (US$0.3 million), compared with RMB18.9 million in 2023.

Adjusted EBITDA (non-GAAP) was at positive RMB3.7 million (US$0.5 million) compared with a negative RMB7.4 million in 2023.

Business Outlook

For the first quarter of 2025, the Company expects the total revenue to be between RMB74.0 million and RMB77.5 million, representing year-over-year growth of approximately 15% to 20%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Update on Share Repurchase

As of December 31, 2024, the Company had repurchased a total of 278,857 ADS, of which 33,219 ADSs, or around US$233.8 thousand were repurchased during the fourth quarter in 2024. ADS refers to American Depositary Shares, each 3 ADS representing 40 Class A common shares.

Conference Call

The Company will host an earnings conference call on Thursday, March 13, 2025 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing time on the same day).

All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration:

https://register.vevent.com/register/BIbf61e89bd11b4ab1b44c3257207484d3

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net (loss)/income and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net (loss)/income as net loss excluding share-based compensation, reduction in force charges, share of loss from equity method investment and impairment of long-term investments. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, amortization of land use right, income tax (benefits)/expenses, share-based compensation, reduction in force charges, share of loss from equity method investment and impairment of long-term investments.

The Company believes that adjusted net (loss)/income and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net (loss)/income and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net (loss)/income and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Net Dollar Retention Rate

Net Dollar Retention Rate is calculated for a trailing 12-month period by first identifying all Developer Subscription customers (excluding private cloud business) in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability to maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading provider of customer engagement and marketing technology services in China. Since its inception, Aurora Mobile has focused on providing stable and efficient messaging services to enterprises and has grown to be a leading mobile messaging service provider with its first-mover advantage. With the increasing demand for customer reach and marketing growth, Aurora Mobile has developed forward-looking solutions such as Cloud Messaging and Cloud Marketing to help enterprises achieve omnichannel customer reach and interaction, as well as artificial intelligence and big data-driven marketing technology solutions to help enterprises' digital transformation.

For more information, please visit https://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2024.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	77,410	79,052	93,153	12,762	290,232	316,170	43,315
Cost of revenues	(24,129)	(25,846)	(36,468)	(4,996)	(90,946)	(107,136)	(14,678)
Gross profit	53,281	53,206	56,685	7,766	199,286	209,034	28,637
Operating expenses
Research and development	(27,085)	(24,157)	(24,326)	(3,333)	(121,806)	(94,816)	(12,990)
Sales and marketing	(22,056)	(22,448)	(24,583)	(3,368)	(82,705)	(84,900)	(11,631)
General and administrative	(12,071)	(10,447)	(11,392)	(1,561)	(45,653)	(45,448)	(6,226)
Total operating expenses	(61,212)	(57,052)	(60,301)	(8,262)	(250,164)	(225,164)	(30,847)
Other operating income(1)	182	202	3,393	465	10,361	6,229	853
Loss from operations	(7,749)	(3,644)	(223)	(31)	(40,517)	(9,901)	(1,357)
Foreign exchange gain/(loss), net	49	195	(62)	(8)	(18)	122	17
Interest income	247	211	288	39	1,200	2,881	395
Interest expenses	(158)	(42)	(42)	(6)	(808)	(132)	(18)
Share of loss from equity method investment	(450)	-	-	-	(450)	-	-
Other (loss)/income	(10,025)	1,048	(805)	(110)	(23,991)	238	33
Gains from fair value change	6	50	45	6	30	133	18
Loss before income taxes	(18,080)	(2,182)	(799)	(110)	(64,554)	(6,659)	(912)
Income tax benefits/(expenses)	1,380	24	105	14	1,886	(110)	(15)
Net loss	(16,700)	(2,158)	(694)	(96)	(62,668)	(6,769)	(927)
Less: net income/(loss) attributable to noncontrolling interests and redeemable noncontrolling interests	545	423	372	51	(570)	277	38
Net loss attributable to Aurora Mobile Limited’s shareholders	(17,245)	(2,581)	(1,066)	(147)	(62,098)	(7,046)	(965)
Net loss per share, for Class A and Class B common shares:
Class A and B Common Shares - basic and diluted	(0.22)	(0.03)	(0.01)	(0.00)	(0.78)	(0.09)	(0.01)
Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	62,318,904	62,717,083	63,200,100	63,200,100	62,688,838	62,802,678	62,802,678
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive (loss)/income
Foreign currency translation adjustments	(721)	(826)	1,357	186	919	817	112
Total other comprehensive (loss)/income, net of tax	(721)	(826)	1,357	186	919	817	112
Total comprehensive (loss)/income	(17,421)	(2,984)	663	90	(61,749)	(5,952)	(815)
Less: comprehensive income/(loss) attributable to noncontrolling interests and redeemable noncontrolling interests	545	423	372	51	(570)	277	38
Comprehensive (loss)/income attributable to Aurora Mobile Limited’s shareholders	(17,966)	(3,407)	291	39	(61,179)	(6,229)	(853)

(1) Beginning on January 1, 2024 we classified the government grants that are operating in nature as other operating income. Comparative figures were reclassified to conform to this presentation.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	12/31/2023	12/31/2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	114,521	119,171	16,326
Restricted cash	486	376	52
Accounts receivable	34,344	50,804	6,960
Prepayments and other current assets	20,225	14,264	1,954
Total current assets	169,576	184,615	25,292
Non-current assets:
Long-term investments	112,912	113,506	15,550
Property and equipment, net	1,433	4,573	626
Operating lease right-of-use assets	4,081	17,146	2,349
Intangible assets, net	17,941	13,767	1,886
Goodwill	37,785	37,785	5,177
Deferred tax assets	1,072	131	18
Other non-current assets	5,387	6,510	894
Total non-current assets	180,611	193,418	26,500
Total assets	350,187	378,033	51,792
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	-	3,000	411
Accounts payable	21,073	32,691	4,479
Deferred revenue and customer deposits	141,518	147,111	20,154
Operating lease liabilities	4,007	4,461	611
Accrued liabilities and other current liabilities	74,682	74,370	10,189
Total current liabilities	241,280	261,633	35,844
Non-current liabilities:
Operating lease liabilities	629	13,376	1,833
Deferred tax liabilities	3,994	3,059	419
Other non-current liabilities	563	567	78
Total non-current liabilities	5,186	17,002	2,330
Total liabilities	246,466	278,635	38,174
Shareholders’ equity:
Common shares	50	50	7
Treasury shares	(2,453)	(1,674)	(229)
Additional paid-in capital	1,045,397	1,045,221	143,195
Accumulated deficit	(988,669)	(995,715)	(136,412)
Accumulated other comprehensive income	19,223	20,040	2,745
Total Aurora Mobile Limited’s shareholders’ equity	73,548	67,922	9,306
Noncontrolling interests	30,173	31,476	4,312
Total shareholders’ equity	103,721	99,398	13,618
Total liabilities and shareholders’ equity	350,187	378,033	51,792

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net (Loss)/Income:
Net loss	(16,700)	(2,158)	(694)	(96)	(62,668)	(6,769)	(927)
Add:
Share-based compensation	1,520	1,249	795	109	11,574	4,225	579
Reduction in force charges	3,480	-	-	-	5,838	-	-
Share of loss from equity method investment	450	-	-	-	450	-	-
Impairment of long-term investment	10,655	-	-	-	25,919	-	-
Adjusted net (loss)/income	(595)	(909)	101	13	(18,887)	(2,544)	(348)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(16,700)	(2,158)	(694)	(96)	(62,668)	(6,769)	(927)
Add:
Income tax (benefits)/expenses	(1,380)	(24)	(105)	(14)	(1,886)	110	15
Interest expenses	158	42	42	6	808	132	18
Depreciation of property and equipment	448	361	197	27	5,301	1,309	179
Amortization of intangible assets	1,509	1,112	1,052	144	6,223	4,648	637
Amortization of land use right	-	-	-	-	994	-	-
EBITDA	(15,965)	(667)	492	67	(51,228)	(570)	(78)
Add:
Share-based compensation	1,520	1,249	795	109	11,574	4,225	579
Reduction in force charges	3,480	-	-	-	5,838	-	-
Share of loss from equity method investment	450	-	-	-	450	-	-
Impairment of long-term investment	10,655	-	-	-	25,919	-	-
Adjusted EBITDA	140	582	1,287	176	(7,447)	3,655	501

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Developer Services	55,581	57,485	70,998	9,727	204,652	229,638	31,460
Subscription	48,830	51,651	54,687	7,492	173,523	196,813	26,963
Value-Added Services	6,751	5,834	16,311	2,235	31,129	32,825	4,497
Vertical Applications	21,829	21,567	22,155	3,035	85,580	86,532	11,855
Total Revenue	77,410	79,052	93,153	12,762	290,232	316,170	43,315
Gross Profits	53,281	53,206	56,685	7,766	199,286	209,034	28,637
Gross Margin	68.8%	67.3%	60.9%	60.9%	68.7%	66.1%	66.1%